UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2018

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter Results,” dated August 7, 2018.

Exhibit

1.	Press Release dated August 7, 2018

Textainer Group Holdings Limited

Reports Second-Quarter Results

HAMILTON, Bermuda – (BUSINESS WIRE) – August 7, 2018 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, reported second-quarter 2018 results.

Financial and Business Summaries

•	Total revenues of $140.7 million for the quarter, a $21.5 million (or 18.0%) increase from the second quarter of 2017;
•	Lease rental income of $121.6 million for the quarter, a $12.8 million (or 11.8%) increase from the second quarter of 2017 and sixth consecutive quarter of growth;
•	Adjusted EBITDA(1) of $109.1 million for the quarter, an improvement of $17.9 million (or 19.7%), from the second quarter of 2017;
•	Adjusted net income(1) of $17.7 million for the quarter, or $0.31 per diluted common share, an increase of $18.9 million from the second quarter of 2017;
•	Utilization averaged 97.9% for the quarter and is currently at 97.9%, an improvement of 160 basis points from the average in the second quarter of 2017;
•	Issued $259 million, seven-year fixed rate asset backed notes, increasing our ratio of fixed rate debt to 76% of total debt outstanding; and
•	New container investments totaling $700 million ordered and/or received year-to-date.

"The second quarter produced continued growth and financial performance improvement as expected. Total revenues increased 18% over the comparable quarter in 2017 driven by the positive momentum from favorable market conditions and our strong capex” stated Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited.

“We saw a significant surge in lease-outs, starting late June and continuing throughout July, associated with the traditional peak season increase in demand.  The steady investments in new containers during the first and second quarters positioned us well to benefit from this surge.  Over the past two months, our customers picked up more than 110 thousand TEU, yielding a lease-out to turn-in ratio of 2.5 to 1.  The associated revenue will be fully reflected in our third quarter results.

“We have ordered and/or received delivery of 360 thousand TEU totaling $700 million in 2018.  New container prices remain stable at approximately $2,200/CEU. Depot inventory remains at historically low levels and we continue to place new orders to replenish lease-outs of our factory inventory.”

Key Financial Information (in thousands except for per share and TEU amounts):

	QTD		YTD
	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Lease rental income	$121,583	$108,779	$241,805	$216,396
Total revenues	$140,702	$119,247	$273,940	$235,934
Income from operations	$52,280	$33,512	$100,936	$53,551
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$17,506	$(9,353)	$36,224	$(16,327)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.30	$(0.16)	$0.63	$(0.29)
Adjusted net income (loss) (1)	$17,731	$(1,195)	$34,739	$(10,262)
Adjusted net income (loss) per diluted common share (1)	$0.31	$(0.02)	$0.60	$(0.18)
Adjusted EBITDA (1)	$109,140	$91,210	$214,393	$173,322
Average fleet utilization	97.9%	96.3%	97.9%	95.7%
Total fleet size at end of period (TEU)	3,354,085	2,992,040
Owned percentage of total fleet at end of period	80.0%	81.3%

(1)

“Adjusted net income (loss)” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in section “Reconciliation of GAAP financial measures to non-GAAP financial measures” below. “Adjusted net income (loss)” is defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before charges to write-off of unamortized deferred debt issuance costs and bond discounts, unrealized (losses) gains on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax expense and net income (loss) attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, write-off of unamortized deferred debt issuance costs and bond discounts, realized (gains) losses on interest rate swaps, collars and caps, net, unrealized (losses) gains on interest rate swaps, collars and caps, net, income tax expense, net income (loss) attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI. Section “Reconciliation of GAAP financial measures to non-GAAP financial measures” provides certain qualifications and limitations on the use of Non-GAAP Measures.

Second-Quarter Results

Lease rental income increased $12.8 million, compared to the second quarter of 2017, primarily due to higher utilization and increases in the average rental rates and the average fleet size.

Gain on sale of containers, net increased $5.5 million, compared to the second quarter of 2017, primarily due to an increase in average sales proceeds per unit, partially offset by a decrease in volume of sales.

Direct container expense decreased $1.4 million, compared to the second quarter of 2017, mostly due to lower storage costs resulting from higher average utilization.

Depreciation expense decreased $1.9 million, compared to the second quarter of 2017, primarily due to an increase in future residual values used to compute depreciation expense on each of our three primary dry container types effective July 1, 2017, partially offset by the fleet growth.

Bad debt expense increased $1.3 million, compared to the second quarter of 2017, primarily due to a $1.2 million provision for two lessee defaults during the second quarter of 2018.

Interest expense increased $5.1 million, compared to the second quarter of 2017, mostly due to higher borrowing costs resulting from a higher ratio of fixed rate debt, a higher average debt balance, and higher interest rates. Realized gains (losses) on interest rate swaps, collars and caps, net, changed from a loss of $0.5 million from second quarter of 2017 to a gain of $1.5 million for second quarter 2018 due to the increase in interest rates.

Outlook

“We believe the increased lease-out demand we have seen in June and July will continue through the third quarter. Lessors have purchased more than 60% of this year’s production.  Shipping lines continue to rely on lessors to provide the majority of their container needs for several reasons, including the impact of increased bunker prices on their profitability and an uncertain outlook due to actual and proposed tariffs,” commented Mr. Brewer.  “We have not experienced a measurable impact to container demand as result of the current trade disputes. We do not expect the impact on our results to be significant absent a meaningful slowdown in global trade.  To the extent that these disputes result in changes to established trade lanes and patterns, supply chains are likely to be rearranged and lengthened which is generally positive for container demand.  However, we cannot at this time predict the extent of the impact resulting from future developments.

“Factory inventory has declined 25% since the end of the first quarter, currently at about 750 thousand TEU, demonstrating a measured approach to container orders by lessors and shipping lines in alignment with the strong container demand.  Manufacturers produced an estimated 2.5 million TEU as of the end of June, close to a record level of production.  Consistent with past practice, lessors quickly regulate their investment based on demand as evidenced by the industry-wide utilization in the high 90% range.

“New container prices have remained close to their current level of $2,200/CEU for more than a year.  Resale prices remain at or near their historical highs. Worldwide depot inventory should remain low with near full utilization. Our overall fleet average rental rate is below current rates due in part to the low-cost containers purchased two to three years ago. Lease rates for new production and depot inventory provide very attractive yields and are well above our current fleet average. Adding these new containers will improve the overall yield of our fleet and increase lease rental income during the second half of the year” concluded Mr. Brewer.

Investors’ Conference Call and Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, August 7, 2018 to discuss Textainer’s second quarter 2018 results. An archive of the Webcast will be available one hour after the live call through August 6, 2019. For callers in the

U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 47275604. To access the live Webcast or archive, please visit Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.4 million TEU in our owned and managed fleet. We lease containers to approximately 300 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than 130,000 containers per year for the last five years to more than 1,400 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and more than 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that we will realize revenue in the third quarter of 2018 from the container lease-outs made in June and July; (ii) Textainer’s believe that the increased lease-out demand seen in June and July will continue through the third quarter; (iii) Textainer’s expectations regarding the possible impact resulting from trade disputes; (iv) Textainer’s expectation that worldwide depot inventory will remain low; (v) Textainer’s expectation that lease rates will remain attractive at levels above our current fleet averages; and (vi) Textainer’s expectation of further improvements in lease rental income during the second half of 2018. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2018.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

Three and Six Months Ended June 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2018		2017		2018		2017
Revenues:
Lease rental income		$121,583		$108,779		$241,805		$216,396
Management fees		4,559		3,534		8,547		6,756
Trading container sales proceeds		3,157		1,052		5,558		2,852
Gain on sale of containers, net		11,403		5,882		18,030		9,930
Total revenues		140,702		119,247		273,940		235,934
Operating expenses:
Direct container expense		13,454		14,889		27,150		34,548
Cost of trading containers sold		3,111		716		5,216		2,005
Depreciation expense		57,793		59,644		114,127		120,252
Container impairment		938		714		1,770		4,525
Amortization expense		958		948		2,780		1,896
General and administrative expense		8,615		7,309		16,719		14,654
Short-term incentive compensation expense		789		2		1,727		1,362
Long-term incentive compensation expense		1,374		1,405		2,732		2,781
Bad debt expense, net		1,390		108		783		360
Total operating expenses		88,422		85,735		173,004		182,383
Income from operations		52,280		33,512		100,936		53,551
Other (expense) income:
Interest expense		(34,513)		(29,404)		(66,132)		(58,317)
Write-off of unamortized deferred debt issuance costs and bond discounts		-		(7,228)		-		(7,228)
Interest income		404		89		707		217
Realized gains (losses) on interest rate swaps, collars and caps, net		1,499		(479)		2,683		(1,641)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(37)		(1,232)		2,226		1,062
Other, net		(2)		17		-		3
Net other expense		(32,649)		(38,237)		(60,516)		(65,904)
Income (loss) before income tax and noncontrolling interests		19,631		(4,725)		40,420		(12,353)
Income tax expense		(926)		(4,767)		(1,486)		(5,214)
Net income (loss)		18,705		(9,492)		38,934		(17,567)
Less: Net (income) loss attributable to the noncontrolling interests	(1,199)		139		(2,710)		1,240
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$17,506		$(9,353)		$36,224		$(16,327)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.31		$(0.16)		$0.63		$(0.29)
Diluted	$0.30		$(0.16)		$0.63		$(0.29)
Weighted average shares outstanding (in thousands):
Basic	57,121		56,803		57,110		56,797
Diluted	57,441		56,803		57,487		56,797
Other comprehensive income (loss):
Foreign currency translation adjustments		(95)		64		11		96
Comprehensive income (loss)		18,610		(9,428)		38,945		(17,471)
Comprehensive (income) loss attributable to the noncontrolling interests		(1,199)		139		(2,710)		1,240
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders		$17,411		$(9,289)		$36,235		$(16,231)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2018 and December 31, 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$153,139	$137,894
Accounts receivable, net of allowance for doubtful accounts of $6,055 and $5,775, respectively	95,313	78,312
Net investment in direct financing and sales-type leases	56,811	56,959
Trading containers	13,070	10,752
Containers held for sale	20,193	22,089
Prepaid expenses and other current assets	15,133	12,243
Insurance receivable	1,062	15,909
Due from affiliates, net	3,776	1,134
Total current assets	358,497	335,292
Restricted cash	95,237	99,675
Containers, net of accumulated depreciation of $1,250,675 and $1,172,355, respectively	3,992,255	3,791,610
Net investment in direct financing and sales-type leases	127,303	125,665
Fixed assets, net of accumulated depreciation of $11,195 and $10,788, respectively	2,016	2,151
Intangible assets, net of accumulated amortization of $42,325 and $44,279, respectively	8,325	11,105
Interest rate swaps, collars and caps	10,006	7,787
Deferred taxes	1,563	1,563
Other assets	4,670	5,494
Total assets	$4,599,872	$4,380,342
Liabilities and Equity
Current liabilities:
Accounts payable	$9,786	$6,867
Accrued expenses	11,926	13,365
Container contracts payable	67,172	131,087
Other liabilities	222	235
Due to owners, net	6,043	11,131
Debt, net of unamortized deferred financing costs of $6,026 and $3,989, respectively	529,023	233,681
Total current liabilities	624,172	396,366
Debt, net of unamortized deferred financing costs of $16,734 and $20,045, respectively	2,707,051	2,756,627
Interest rate swaps, collars and caps	74	81
Income tax payable	9,321	9,081
Deferred taxes	7,055	5,881
Other liabilities	1,919	2,024
Total liabilities	3,349,592	3,170,060
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,775,890 shares issued and 57,145,890 shares outstanding at 2018; 57,727,220 shares issued and 57,097,220 shares outstanding at 2017	578	578
Additional paid-in capital	400,870	397,821
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive loss	(298)	(309)
Retained earnings	799,825	763,601
Total Textainer Group Holdings Limited shareholders’ equity	1,191,826	1,152,542
Noncontrolling interests	58,454	57,740
Total equity	1,250,280	1,210,282
Total liabilities and equity	$4,599,872	$4,380,342

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2018	2017
Cash flows from operating activities:
Net income (loss)	$38,934	$(17,567)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	114,127	120,252
Container impairment	1,770	4,525
Bad debt expense, net	783	360
Unrealized gains on interest rate swaps, collars and caps, net	(2,226)	(1,062)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	4,381	14,970
Amortization of intangible assets	2,780	1,896
Gain on sale of containers, net	(18,030)	(9,930)
Share-based compensation expense	3,024	3,084
Changes in operating assets and liabilities	(14,690)	1,008
Total adjustments	91,919	135,103
Net cash provided by operating activities	130,853	117,536
Cash flows from investing activities:
Purchase of containers and fixed assets	(459,970)	(24,994)
Proceeds from sale of containers and fixed assets	73,452	66,049
Receipt of payments on direct financing and sales-type leases, net of income earned	27,023	32,999
Insurance proceeds received for unrecovered containers	—	13,801
Net cash (used in) provided by investing activities	(359,495)	87,855
Cash flows from financing activities:
Proceeds from debt	870,750	1,356,000
Principal payments on debt	(626,331)	(1,458,201)
Debt issuance costs	(3,010)	(20,268)
Dividends paid to noncontrolling interest	(1,996)	—
Issuance of common shares upon exercise of share options	25	—
Net cash provided by (used in) financing activities	239,438	(122,469)
Effect of exchange rate changes	11	96
Net increase in cash, cash equivalents and restricted cash	10,807	83,018
Cash, cash equivalents and restricted cash, beginning of the year	237,569	142,123
Cash, cash equivalents and restricted cash, end of the period	$248,376	$225,141

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Six Months and Ended June 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and six months ended June 30, 2018 and 2017, including:

(a)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, write-off of unamortized deferred debt issuance costs and bond discounts, realized (gains) losses on interest rate swaps, collars and caps, net, unrealized (losses) gains on interest rate swaps, collars and caps, net, income tax expense, net income (loss) attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;
(c)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (loss) (defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized (losses) gains on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income (loss) attributable to the NCI); and

(d)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income (loss) per diluted common share (defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized (losses) gains on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income (loss), income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income (loss) may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized gains will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income (loss) per diluted common share are useful in evaluating our operating performance because unrealized (losses) gains on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income (loss) or adjusted net income (loss) per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income (loss):
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$17,506	$(9,353)	$36,224	$(16,327)
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	—	7,228	—	7,228
Unrealized losses (gains) on interest rate swaps, collars and caps, net	37	1,232	(2,226)	(1,062)
Impact of reconciling items on income tax expense	-	(142)	22	(104)
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	188	(160)	719	3
Adjusted net income (loss)	$17,731	$(1,195)	$34,739	$(10,262)
Reconciliation of adjusted net income (loss) per diluted common share:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.30	$(0.16)	$0.63	$(0.29)
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	—	0.13	—	0.13
Unrealized losses (gains) on interest rate swaps, collars and caps, net	—	0.01	(0.04)	(0.02)
Impact of reconciling items on income tax expense	—	—	—	—
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	0.01	—	0.01	—
Adjusted net income (loss) per diluted common share	$0.31	$(0.02)	$0.60	$(0.18)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$17,506	$(9,353)	$36,224	$(16,327)
Adjustments:
Interest income	(404)	(89)	(707)	(217)
Interest expense	34,513	29,404	66,132	58,317
Write-off of unamortized deferred debt issuance costs and bond discounts	—	7,228	—	7,228
Realized (gains) losses on interest rate swaps, collars and caps, net	(1,499)	479	(2,683)	1,641
Unrealized losses (gains) on interest rate swaps, collars and caps, net	37	1,232	(2,226)	(1,062)
Income tax expense	926	4,767	1,486	5,214
Net income (loss) attributable to the noncontrolling interests	1,199	(139)	2,710	(1,240)
Depreciation expense	57,793	59,644	114,127	120,252
Container impairment	938	714	1,770	4,525
Amortization expense	958	948	2,780	1,896
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	(2,827)	(3,625)	(5,220)	(6,905)
Adjusted EBITDA	$109,140	$91,210	$214,393	$173,322
Net cash provided by operating activities			$130,853	$117,536
Adjustments:
Bad debt expense, net			(783)	(360)
Amortization of unamortized deferred debt issuance costs and accretion of bond discount			(4,381)	(14,970)
Gain on sale of containers, net			18,030	9,930
Share-based compensation expense			(3,024)	(3,084)
Interest income			(707)	(217)
Interest expense			66,132	58,317
Write-off of unamortized deferred debt issuance costs and bond discounts			—	7,228
Realized (gains) losses on interest rate swaps, collars and caps, net			(2,683)	1,641
Income tax expense			1,486	5,214
Changes in operating assets and liabilities			14,690	(1,008)
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests			(5,220)	(6,905)
Adjusted EBITDA			$214,393	$173,322

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2018

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer